

Mail Stop 3030

September 29, 2009

Via U.S. Mail and Facsimile to (708) 867-3288

Douglas A. Koman
Chief Financial Officer
Methode Electronics, Inc
7401 West Wilson Avenue
Harwood Heights, IL 60706

      Re: **Methode Electronics, Inc.**
                Form 10-K for the Fiscal-Year ended May 2, 2009
                Filed July 7, 2009
                Definitive Proxy Statement filed August 6, 2009
                File No. 001-33731

Dear Mr. Koman:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended May 2, 2009

Business, page 1

1.   In this section, and throughout the Form 10-K, you state that business is being "moved" or "transferred" from the Reynosa facility "to other suppliers." It may be unclear to investors whether you mean that the Reynosa functions will be performed by a different facility in your system or that the business has been lost to your competitors. In your response, please clarify. Additionally, please confirm that you will revise your future filings to use clear and unambiguous terms to describe developments in your business.

Critical Accounting Policies and Estimates, page 37

Intangible Assets, page 38

2.   We see you indicate that "based on events and general business declines, [you] performed 'step one' of the goodwill impairment test in accordance with paragraph 19 of SFAS 142, on the reporting units that have goodwill during fiscal 2009." Based on the completion of 'step two' of the goodwill impairment tests, you recorded a goodwill impairment charge of $63.1 million. Regarding your impairment analysis of goodwill, and in the interest of providing readers with a better insight into management's judgments into accounting for goodwill and intangible assets, please tell us and consider disclosing the following in future filings:

·   Tell us the last date you assessed each of your reporting unit's goodwill for impairment, we note you only disclose you completed the test "during fiscal 2009";
·   Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.
·   How you weight each of the methods used including the basis for that weighting (if multiple approaches are used).
·   Tell us, when you are evaluating your individual reporting units for impairment, how you validate the reasonableness of the fair values determined. For example, tell us whether you received quoted market prices in active markets to validate the results in a discounted cash flow projection. In this regard, we note that FASB ASC 350-20-35 (paragraph 23 of SFAS 142) indicates that quoted market prices in active markets are the best evidence and should be used if available.
·   A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.
·   If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

3.   In a related matter, please also tell us the last date you assessed your property, plant and equipment and intangible assets (excluding goodwill) for impairment. Also provide us with a summary of material relevant facts, assumptions, and estimates you considered in this impairment analysis on an individual asset group basis.

Item 15. Financial Statements, page 43

Notes to Consolidated Financial Statements, page F-1

Note 3. Acquisitions, page F-13

4.   We see that you acquired Hetronic for $53.6 million and filed a Form 8-K announcing the successful completion of your acquisition on October 1, 2008. It appears you may meet one or more of the significance tests under Rule 1-02(w) to provide historical financial statements for Hetronic.   Please provide us with your significance tests as set forth under Rule1-02(w) along with the reason why you believe financial statements of Hetronic in your previously filed Form 8-K were not required. Refer to the guidance in Rule 3-05 and Rule 1-02(w) of Regulation S-X.

5.   We note you disclose that the fair value of the tangible and intangible assets and the allocation of values to those assets was based on a third-party valuation report. Please describe to us the nature and extent of the role played by the valuation firm in determining the amounts included in your financial statements and clarify the extent to which any statements are attributed to the valuation firm as opposed to your management. In this regard, we also refer you to the guidance provided in Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, which explains the circumstances under which a valuation firm would be named and its consent included in registration statements, including those into which you incorporate your Form 10-K by reference.

Index to Exhibits

6.   We are unable to locate the Amendment to Credit Agreement referenced in footnote 6. Please tell us where the Amendment is filed. Make revisions to your future filings, as appropriate.

Definitive Proxy Statement filed August 6, 2009

Item 13. Certain Relationships and Related Transactions

7.   We note from your disclosure on page 4 of your proxy statement that your audit committee is responsible for the review of your related party transactions; however, we note that you have not provided disclosure describing your policies and procedures for the review, approval, or ratification of any related person transaction. Please confirm that you will provide in future filings the disclosure required by Item 404(b)(1)(i) of Regulation S-K.

Base Salary, page 19

8.   In future filings, please provide additional disclosure and analysis of how individual performance and the other factors you cite on pages 19 and 20 contributed to base salary compensation for each of your named executive officers. We note in this regard your disclosure that base salary decisions for your named executive officers are based upon "…levels of responsibility, experience and breadth of knowledge, potential for advancement, recent promotions, past performance, internal equity issues and external pay practices." For example, please disclose what elements of individual performance, both quantitative and qualitative, that the Compensation Committee considered. Also disclose any specific contributions that the Committee used in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. Please refer to Regulation S-K Item 402(b)(2)(vii).

Performance-Based Bonuses, page 20

9.   We note your disclosure on page 17 that you use "individual management by objectives ('MBOs') to determine payouts under [y]our annual bonus program" and that "MBOs include qualitative factors which emphasize sales and profit performance…." We also note your disclosure on page 20 that "performance measures for each of the named executive officers include pre-tax earnings as compared to budget." However, we note that you have not disclosed the specific performance goals must be achieved in order for your named executive officers to earn their respective annual performance-based cash bonus awards. Please provide such disclosure in your future filings, as applicable. Please also note that we would expect to see similar disclosure of the performance goals required for any interim cash bonus program, such as the one you describe at the bottom of page 20. To the extent that you believe disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Regulation S-K Item 402(b), please provide us with a detailed explanation supporting your conclusion.   If it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b). Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website at

http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Stock Awards, page 21

10.   Although we note your disclosure of a 50th – 75th percentile target to competitive market data for stock option grants, we note minimal discussion and analysis of how you determined specific stock option awards for each named executive officer. In future filings, we would expect to see a more focused discussion that provides substantive analysis and insight into how the Compensation Committee made actual payout determinations for the fiscal year for which compensation is being reported. Please refer to paragraphs (b)(1)(iii) and (v) of Regulation S-K Item 402. Please understand that discussion of the various items of corporate and individual performance that were considered by you must be accompanied by a complete qualitative and quantitative discussion of how you determined to award each specific form and level of compensation. You should provide complete discussions of the specific factors considered by the Committee in ultimately approving this and other forms of compensation, including the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions and the reasons for differences in the relative size of the grants among the officers.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3640 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Daniel Morris at (202) 551-3314 if you have questions on other comments. In this regard, do not hesitate to contact Jeff Jaramillo, Accounting Branch Chief, at (202) 551-3212 with any questions.

Sincerely,

Julie Sherman
Accounting Reviewer